EXHIBIT 12

OHIO POWER COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2008	2009	2010	2011	2012	9/30/2013	9/30/2013
EARNINGS
Income Before Income Taxes	$693,946	$890,471	$842,922	$678,690	$487,817	$374,808	$504,044
Fixed Charges (as below)	318,684	283,540	269,886	248,026	245,446	227,330	167,156
Total Earnings	$1,012,630	$1,174,011	$1,112,808	$926,716	$733,263	$602,138	$671,200

FIXED CHARGES
Interest Expense	$265,938	$241,134	$242,000	$221,976	$213,100	$194,603	$142,487
Credit for Allowance for Borrowed Funds Used During Construction	27,946	16,506	3,786	2,350	9,046	9,427	7,194
Estimated Interest Element in Lease Rentals	24,800	25,900	24,100	23,700	23,300	23,300	17,475
Total Fixed Charges	$318,684	$283,540	$269,886	$248,026	$245,446	$227,330	$167,156

Ratio of Earnings to Fixed Charges	3.17	4.14	4.12	3.73	2.98	2.64	4.01